FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosures:

1. Additional Listing announcement dated 05 July 2004
2. Additional Listing announcement dated 06 July 2004
3. Additional Listing announcement dated 07 July 2004
4. Additional Listing announcement dated 08 July 2004
5. Additional Listing announcement dated 09 July 2004
6. Additional Listing announcement dated 12 July 2004
7. Additional Listing announcement dated 13 July 2004
8. Additional Listing announcement dated 14 July 2004

Enclosure 1.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 363,636 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 2.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 363,636 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 3.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 363,636 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 4.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 363,636 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 5.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 363,636 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof

.

END

Enclosure 6.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 340,000 Ordinary shares of 50p each under the Celltech Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 7.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 340,000 Ordinary shares of 50p each under the Celltech Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Enclosure 8.

Celltech Group plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 340,000 Ordinary shares of 50p each under the Celltech Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 July, 2004